SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Viper Energy, Inc.

(Name of Issuer)

Class A Common Stock, $0.000001 Par Value

(Title of Class of Securities)

927959106

(CUSIP Number)

October 1, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 927959106

1	Name of Reporting Person TUMBLEWEED ROYALTY IV, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,093,670 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,093,670 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,093,670 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.93% (2)
12	Type of Reporting Person OO

(1)

Tumbleweed Royalty IV, LLC (“TWR IV”) is the direct holder of 10,093,670 units (“OpCo Units”) representing limited liability company interests in Viper Energy Partners LLC, a Delaware limited liability company (“OpCo”) and an option (the “Class B Option”) to acquire an equal number of shares of Class B Common Stock ( “Class B Common Stock”) of Viper Energy, Inc. (the “Issuer”). Prior to the exercise of the Class B Option by TWR IV, the OpCo Units held by TWR IV are exchangeable for an equal number of shares of Class A Common Stock (“Class A Common Stock”) of the Issuer. Following the exercise of the Class B Option by TWR IV, the Class B Common Stock and an equal number of OpCo Units are exchangeable for an equal number of shares of Class A Common Stock of the Issuer.

(2)

This calculation is based on an assumed combined total of 113,040,678 shares of Class A Common Stock outstanding. This assumed combined total outstanding consists of (a) a total of 91,447,008 shares of Class A Common Stock outstanding as of August 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 5, 2024 (the “Quarterly Report”), (b) a total of 11,500,000 shares of Class A Common Stock issued in connection with the Issuer’s equity offering, as reported in its Current Report on Form 8-K filed with the SEC on September 13, 2024 (the “Form 8-K”) and (c) assumes that all 10,093,670 Opco Units directly held by TWR IV were exchanged for newly-issued shares of Common Stock on a one-for-one basis. There were a total of 85,431,453 OpCo Units outstanding as of August 5, 2024, as reported by the Issuer in the Quarterly Report.

CUSIP NO. 927959106

1	Name of Reporting Person ENCAP ENERGY CAPITAL FUND XI, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,093,670 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,093,670 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,093,670 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.93% (2)
12	Type of Reporting Person PN

(1)	Includes 10,093,670 OpCo Units owned directly by TWR IV. EnCap Energy Capital Fund XI, L.P. (“EnCap Fund XI”) is the managing member of TWR IV.
(2)

This calculation is based on an assumed combined total of 113,040,678 shares of Class A Common Stock outstanding. This assumed combined total outstanding consists of (a) a total of 91,447,008 shares of Class A Common Stock outstanding as of August 1, 2024, as reported by the Issuer in the Quarterly Report, (b) a total of 11,500,000 shares of Class A Common Stock issued in connection with the Issuer’s equity offering, as reported in its Current Report in the Form 8-K and (c) assumes that all 10,093,670 Opco Units directly held by TWR IV were exchanged for newly-issued shares of Common Stock on a one-for-one basis. There were a total of 85,431,453 OpCo Units outstanding as of August 5, 2024, as reported by the Issuer in the Quarterly Report.

CUSIP NO. 927959106

1	Name of Reporting Person ENCAP PARTNERS GP, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,093,670 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,093,670 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,093,670 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.93% (2)
12	Type of Reporting Person OO

(1)

Includes 10,093,670 OpCo Units owned directly by TWR IV. EnCap Partners GP, LLC (“EnCap Partners GP”) is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the sole member of EnCap Equity Fund XI GP, LLC (“EnCap Fund XI GP LLC”), which is the general partner of EnCap Equity Fund XI GP, L.P. (“EnCap Fund XI GP”), which is the sole general partner of EnCap Fund XI, which is the managing member of TWR IV. Therefore, EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP and EnCap Fund XI GP may be deemed to beneficially own securities owned by EnCap Fund XI. EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP, EnCap Fund XI GP LLC and EnCap Fund XI GP disclaim beneficial ownership of the securities owned by EnCap Fund XI except to the extent of their respective pecuniary interest therein, and this statement shall not be deemed an admission that any such entity is the beneficial owner of the reported Common Units for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or any other purpose.

(2)

This calculation is based on an assumed combined total of 113,040,678 shares of Class A Common Stock outstanding. This assumed combined total outstanding consists of (a) a total of 91,447,008 shares of Class A Common Stock outstanding as of August 1, 2024, as reported by the Issuer in the Quarterly Report, (b) a total of 11,500,000 shares of Class A Common Stock issued in connection with the Issuer’s equity offering, as reported in its Current Report in the Form 8-K and (c) assumes that all 10,093,670 Opco Units directly held by TWR IV were exchanged for newly-issued shares of Common Stock on a one-for-one basis. There were a total of 85,431,453 OpCo Units outstanding as of August 5, 2024, as reported by the Issuer in the Quarterly Report.

Item 1(a).	Name of issuer: Viper Energy Partners, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of issuer’s principal executive offices:

500 West Texas, Suite 100

Midland, Texas 79701

Item 2(a).	Names of persons filing:

This Schedule 13G is being filed jointly by the following persons (the “Reporting Persons”):

(i)	Tumbleweed Royalty IV, LLC, a Delaware limited liability company (“TWR IV”);

(ii)	EnCap Energy Capital Fund XI, L.P., a Texas limited partnership (“EnCap Fund XI”); and

(iii)	EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”).

Item 2(b).	Address or principal business office or, if none, residence:

The principal business office for TWR IV is:

3724 Hulen Street

Fort Worth, Texas 76107

The principal business office for each of EnCap Fund XI and EnCap Partners GP is:

c/o EnCap Investments L.P.

9651 Katy Freeway, Suite 600

Houston, Texas 77024

Item 2(c).	Citizenship:

TWR IV is a Delaware limited liability company.

EnCap Fund XI is a Texas limited partnership.

EnCap Partners GP is a Delaware limited liability company.

Item 2(d).	Title of class of securities: Class A Common Stock.

Item 2(e).	CUSIP number: 927959106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership:

The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

Item 5.	Ownership of five percent or less of a class: Not applicable.

Item 6.	Ownership of more than five Percent on behalf of another person: Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person: Not applicable.

Item 8.	Identification and classification of members of the group: Not applicable.

Item 9.	Notice of dissolution of group: Not applicable.

Item 10.

Certifications: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: October 3, 2024

TUMBLEWEED ROYALTY IV, LLC

By:	/s/ Cody Campbell
Name:	Cody Campbell
Title:	Co-Chief Executive Officer

ENCAP ENERGY CAPITAL FUND XI, L.P.

By:	EnCap Equity Fund XI GP, L.P.,
its general partner

By:	EnCap Equity Fund XI GP, LLC
its general partner

By:	EnCap Investments L.P.,
its sole member

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

ENCAP PARTNERS GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

[Signature Page – Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement